FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Principal Finance to Acquire Shares in YMC Co., Ltd.]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 23, 2005	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

3

NOMURA PRINCIPAL FINANCE CO., LTD.

Tokyo, March 23, 2005

Nomura Principal Finance to Acquire Shares in YMC Co., Ltd.

Nomura Principal Finance Co., Ltd. (NPF), a wholly-owned subsidiary of Nomura Holdings Inc., today announced that it has decided to acquire a 55.8 percent stake in YMC Co., Ltd. (YMC), a leading manufacturer of packing materials and packed columns for high-performance liquid chromatography, custom purification and custom synthesis.

“The combined management expertise and networks of NPF and Nomura Group will be a big plus for YMC to help it build on its already stable business base and further boost its corporate value,” said NPF President Yoshifumi Kawabata.

Established in 1980, YMC is one of the few companies in the world to fully support normal phase and reversed phase chromatography techniques from analytical to process scale. YMC’s products and services have matured to a level of worldwide recognition, specifically in pharmaceutical and biotech compounds. The majority of key accounts are confident in using YMC’s quality products, especially for difficult or sophisticated separation tasks, where YMC provides appropriate application support.

YMC was capitalized at 620.7 million yen as of March 31, 2004, and employed 112 people at the end of August last year. YMC’s current management will remain in place.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	+81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.